UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549 FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________

Commission file number    1-8222

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Issuer of Securities)

77 Grove Street, Rutland, Vermont               05701
(Address of principal executive offices)          (Zip Code)

Total Number of Pages in File:	3
Index to Exhibits:	to be filed by amendment

Item 4.	ERISA Financial Statement for the Plan.

To be filed by amendment pursuant to General Instructions A to Form 11-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Savings and Investment Plan ("401-K") Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION

By	/s/ Joan Gamble Chair, ESOP/ESIP (401-K) Committee Vice President, Strategic Change & Business Services

March 23, 2010